PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010

	(Amounts in thousands, except ratios)

Income from continuing operations	$283,254	$228,273	$1,149,955	$1,057,531	$930,161	$833,143	$688,354
Less: Income allocated to noncontrolling interests which do not have fixed charges	(1,387)	(1,013)	(5,432)	(4,883)	(3,505)	(11,993)	(16,561)
Equity in earnings of investments (greater) less than cash distributions from investment	(8,019)	(1,728)	(4,809)	(11,709)	(904)	(5,197)	11,536
Add back: interest expense	-	3,480	6,781	6,444	19,813	24,222	30,225
Total earnings available to cover fixed charges	$273,848	$229,012	$1,146,495	$1,047,383	$945,565	$840,175	$713,554
Total fixed charges - interest expense (including capitalized interest)	$628	$3,705	$8,340	$9,339	$20,210	$24,586	$30,610

Cumulative preferred share cash dividends	$63,555	$52,507	$232,636	$204,312	$205,241	$224,877	$232,745
Preferred partnership unit cash distributions	-	-	-	-	-	-	5,930
Allocations pursuant to EITF Topic D-42	4,784	-	-	-	61,696	35,585	8,289
Total preferred distributions	$68,339	$52,507	$232,636	$204,312	$266,937	$260,462	$246,964
Total combined fixed charges and preferred share income allocations	$68,967	$56,212	$240,976	$213,651	$287,147	$285,048	$277,574
Ratio of earnings to fixed charges	436.06 x	61.81 x	137.47 x	112.15 x	46.79 x	34.17 x	23.31 x
Ratio of earnings to fixed charges and preferred share income allocations	3.97 x	4.07 x	4.76 x	4.90 x	3.29 x	2.95 x	2.57 x

Exhibit 12